July 28, 2006

Mail Stop 3561

By Facsimile and U.S. Mail

Mr. Alec C. Covington
President and Chief Executive Officer
Nash-Finch Company
7600 France Avenue South
P.O. Box 355
Minneapolis, Minnesota 55440-0355

Re: **Form 10-K for the year ended December 31, 2005**
        Filed March 16, 2006
        Form 10-K/A for the year ended December 31, 2005
        Filed March 21, 2006
        Form 10-Q for the fiscal quarter ended March 25, 2006
        Filed April 27, 2006
        File No. 0-00785

Dear Mr. Covington:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 19

1.   When you identify more than one business reason for a significant change in a line item between periods, you should quantify the incremental impact of each individual business reason on the overall change. For example, you indicate that the decline in gross profit as a percentage of sales in 2005 was attributable to inadequate execution in the management of manufacturer promotional spending and higher than expected acquisition integration costs. While this information is helpful, you do not quantify the impact of these factors on gross profit. In future filings, please quantify to the extent practicable the impact of each of the factors you identify that contribute to a significant change in financial statement line items between periods.

Contractual Obligations and Commercial Commitments, page 23

2.   In future filings please include estimated interest payments and accretion on long-term debt obligations and other long-term liabilities reflected on your balance sheet in the table of contractual obligations. To the extent that interest rates are variable and unknown, consider developing an appropriate methodology to estimate such payments. One possible methodology is to apply the current applicable interest rate to determine the amount of future payments. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include variable rate interest payments and certain other long-term liabilities from the table, you should include footnotes to the table that clearly identifies the excluded items and provide appropriate disclosures which are material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies, page 29

3.   In future filings please provide a quantitative analysis of each of your critical accounting estimates and the variability in your financial results resulting from changes in estimates or assumptions. Please also provide an analysis of the variability that is reasonably likely to result from changes in estimates and assumptions in the future. Please refer to SEC Release No. 33-8350.

Quantitative and Qualitative Disclosures About Market Risks, page 33

4.   In future filings please provide a sensitivity analysis of the potential loss in future earnings, fair values or cash flows of market risk sensitive instruments resulting from one of more selected hypothetical changes in interest rates over a selected period of time. Please refer to Item 305 of Regulation S-K.

Financial Statements and Supplementary Data, page 34

Consolidated Statements of Income, page 35

5.   In future filings please revise the cost of sales and selling, general and administrative expenses line item captions to clearly indicate that the amounts exclude depreciation and amortization. For example, an appropriate caption would be "Cost of sales (exclusive of depreciation and amortization shown separately below)."

Consolidated Balance Sheets, page 36

6.   Please tell us the significant items and their amounts included in accrued expenses and other liabilities. If applicable, in future filings, please separately state in the balance sheet or in the notes to financial statements accrued expenses in excess of five percent of total current liabilities. See Rule 5-02.20 of Regulation S-X.

Consolidated Statements of Stockholders' Equity, page 38

7.   In future filings please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statement or in the notes to financial statements. Please refer to paragraph 25 of SFAS 130.

Note 1. Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 40

8.   Please tell us why it is appropriate to recognize revenue upon shipment of products to food distribution and military customers. In addition, in future filings please disclose your shipping terms and when customers take title and assume the risk and awards of ownership.

9.   We note that you provide a wide variety of services to your food distribution customers. Please tell us the amount of revenues from services for each year presented.

Cost of Sales, page 40

10.   Please tell us whether advertising income included in cost of sales represent the vendor allowances and credits disclosed in Note 1 under "Vendor Allowances and Credits" and in Note 2 or reimbursement of specific, incremental advertising costs incurred. Please also tell us the types of expenses that are classified as advertising costs. In addition, please tell us your basis in GAAP for classifying advertising costs in cost of sales as opposed to selling, general and administrative expenses.

Vendor Allowances and Credits, page 40

11.   Please tell us whether performance-based allowances and rebates are recognized based on an allocation to the underlying transactions that result in progress toward earning the allowances and rebates or as milestones are achieved. If the former, please clarify your disclosure in future filings.

Note 3. Acquisitions, page 46

12.   Please tell us and disclose in future filings the factors that contributed to a purchase price that resulted in the recognition of goodwill. Please refer to paragraph 51(b) of SFAS 141. Please also disclose in future filings the amount of goodwill expected to be deductible for tax purposes. Please refer to paragraph 52(c)(1) of SFAS 141.

Note 7. Long-Term Debt and Bank Credit Facilities, page 49

13.   Please tell us in detail how you are accounting for the conversion feature embedded in the convertible subordinated debt instrument disclosed on page 50 citing relevant authoritative literature. In that regard, it appears that the instrument is not a conventional convertible debt instrument and that the requirements of paragraphs 12-32 of EITF 00-19 apply when evaluating whether the embedded derivative instrument is an equity instrument excluded from the scope of SFAS 133. Accordingly, please specifically address how you applied the requirements of EITF 00-19 initially and at the most recent balance sheet date. If the embedded conversion feature was initially or subsequently classified as equity, please tell us why you meet the conditions in paragraphs 12-32 of EITF 00-19.

14.   Please expand your disclosure in future filings to describe the conversion rights of the convertible subordinated notes in more detail. For example, the additional disclosures should describe the conditions for conversion, caps on the number of shares and conversion rates and the determination of conversion value. Please refer to paragraph 50 of EITF 00-19 and Rule 5-02.22 of Regulation S-X.

Note 12. Stock-Based Compensation, page 55

15.   Please tell us how you estimate the number of shares that will be issued under
        performance awards that will eventually be issued upon achievement of the
        performance criteria. Please also tell us the amount of stock-based compensation
        expense recognized during each year presented. In addition, tell us how you
        reflect compensation related to performance awards in your balance sheet and the
        basis for that classification.

16.   Please tell us whether awards to non-employee directors under the 2000 Plan are
        included in restricted stock awards on your balance sheet. In that regard, it
        appears that you record a liability as opposed to paid-in capital. Please advise.

17.   Please tell us the amount of total compensation costs recognized in income for
        stock-based employee compensation awards for each year presented and the line
        item in the statements of cash flows that includes stock-based compensation.

Note 13. Earnings per Share, page 58

18.   Please tell us how you treat unvested restricted common stock in determining the
        number of shares outstanding used in your calculation of basic and diluted
        earnings per share. Refer to paragraph 10 of SFAS 128.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2005

Selected Financial Data, page 16

19.   We believe that stockholders' equity per share should be calculated using the
        number of shares outstanding at the end of the period. Please advise or revise
        future filings accordingly.

20.   In note (2) to the table you refer to Note 1 to the financial statements for
        information regarding the reclassification of facilitated services. It does not
        appear that Note 1 to the financial statements includes disclosure regarding
        facilitated services. Please revise future filings accordingly.

Form 10-Q for the Twelve Weeks Ended March 25, 2006

21.   Please address the comments above in your Forms 10-Q as well.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to John Cannarella, Staff Accountant, at (202) 551-3337. In his absence, direct your questions to William Thompson at (202) 551-3334. Any other questions may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief